Michael J. Minahan 617.570.1021 mminahan @goodwinprocter.com	Goodwin Procter LLP Counsellors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

May 13, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4561

Attn: Kathleen Collins, Accounting Branch Chief

Re:	TripAdvisor, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed February 15, 2013

File No. 001-35362

Ladies and Gentlemen:

This letter is being furnished on behalf of TripAdvisor, Inc. (the “Company”) in response to comments contained in the letter dated April 16, 2013 (the “Letter”) from Kathleen Collins of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Julie M.B. Bradley, Chief Financial Officer of the Company, with respect to the Company’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2012 (File No. 001-35362) that was filed with the Commission on February 15, 2013 (the “Form 10-K”). The responses set forth below have been organized in the same manner in which the Commission’s comments were organized. The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. Copies of this letter are being sent under separate cover to Melissa Feider and Christine Davis of the Commission. The Company has acknowledged to us that it is responsible for the accuracy and adequacy of the disclosures made in the Form 10-K and it has authorized this firm to respond to the Letter as follows:

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Drivers of Click-Based Advertising Revenue, page 37

Comment No. 1

You disclose that key drivers of click-based advertising revenue include growth in hotel shoppers, user conversion, and lead pricing. Please consider quantifying these drivers for each period presented in order to supplement your results of operations discussion. Additionally, please ensure you disclose any possible limitations associated with calculating these metrics (e.g., the presence of fictitious or duplicate users), as applicable. Finally, ensure that material changes and/or trends in these metrics are addressed in your discussion of results of operations

United States Securities and Exchange Commission

Division of Corporation Finance

Attn: Kathleen Collins

May 13, 2013

 for revenue to the extent that you have not already done so. See Item 303(a) of Regulation S-K and for guidance, refer to Section III.B of SEC Release No. 33-8350. In your response, please provide us with your proposed disclosure.

RESPONSE: In response to the Staff’s comment, the Company intends to provide specific growth rates with respect to key drivers of its click-based advertising revenue: hotel shoppers and revenue per hotel shopper. In its future filings, the Company intends to make the revisions to the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Drivers of Click-Based Advertising Revenue” in addition to including these metrics in our discussion of revenue in the results of operations as set forth in Exhibit A hereto.

Comment No. 2

We note your disclosure on page 37 that you have 44 million marketable members. Please explain to us, in greater detail, what these members represent and whether these members generate revenue. Also, tell us whether you believe the number of “marketable members” is a key driver.

RESPONSE: As disclosed on page 37 of the Form 10-K, the Company considers “marketable members” to be members the Company has permission to email on a regular basis. Each of these users has registered on the Company’s site with a username and password and has given the Company permission to email them which we believe increases user engagement and traffic to our site. The Company does not consider marketable members to be a key driver of its overall revenue. In its future filings, the Company intends to clarify this fact.

Comment No. 3

We note your disclosure of several key drivers of click-based advertising revenue; however, you have not disclosed any key drivers of display-based advertising revenue. Please tell us if there are any key drivers associated with your display-based advertising revenue and if so, please describe them in your response and address the concerns raised in our first comment.

RESPONSE: The Company believes that two key drivers of display-based advertising revenue are (i) the number of impressions, which represents the number of times an ad is displayed on our site, and (ii) the cost per thousand impressions, or CPM, pricing. In its future filings, the Company intends to make the revisions to the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Drivers of Display-Based Advertising Revenue” in addition to including these metrics in our discussion of revenue in the results of operations as set forth in Exhibit A hereto.

United States Securities and Exchange Commission

Division of Corporation Finance

Attn: Kathleen Collins

May 13, 2013

Comment No. 4

We note from your disclosure of revenue by geographic area in Note 17 that the majority of your revenue growth has been generated by “other countries.” In addition to your consideration to provide key user metrics in response to our comments included herein, please also consider providing these metrics by geographic region and/or consider addressing revenue growth by geography in your results of operations discussion.

RESPONSE: The Company informs the Staff that in its future filings, the Company intends to address revenue growth by geography in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as set forth in Exhibit A hereto.

Key Growth Areas, page 37

Comment No. 5

Please consider disclosing the number of monthly unique users on mobile devices for each period presented or tell us why such information would not be material to investors. While we note that you currently have not monetized mobile use, we do note your disclosure on page 39 where you indicate that mobile offerings are a key priority that you believe is necessary to maintain and grow your user base and engagement over the long term. In your response, please provide us with your proposed disclosure.

RESPONSE: The Company informs the Staff that in its future filings, the Company intends to disclose the number of average monthly unique users on mobile devices as well as mobile monetization trends in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations- Key Growth Areas & Current Trends Affecting Our Business,” as set forth in Exhibit A hereto.

Comment No. 6

We note your disclosure on page 38 that your Wisdom of Friends initiative is a core component of your strategic growth. To the extent that growth in your revenues is being generated by your Facebook users, please address the concerns raised in our first comment.

RESPONSE: The Wisdom of Friends is an initiative that the Company undertook to improve the user experience and the site’s “stickiness” with Facebook users. The Company respectfully submits to the Staff that the Company does not currently consider its Wisdom of Friends initiative to be a substantial driver of traffic to its site and therefore does not

United States Securities and Exchange Commission

Division of Corporation Finance

Attn: Kathleen Collins

May 13, 2013

quantify the correlation between its investment in this initiative and the revenue generated. To make this clear to its investors, in its future filings, the Company intends to clarify the primary goals of its Wisdom of Friends initiative in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations- Key Growth Areas.”

Comment No. 7

We note your discussion of Vacation Rentals and Business Listings on page 38. Please tell us what you consider to be key drivers for “subscription, transaction, and other” revenue and address the concerns raised in our first comment.

RESPONSE: The Company believes that key drivers of its Vacation Rentals revenue are the number of available properties on its sites, subscription prices and, increasingly, the number of transactions. The Company believes that a key driver of its Business Listings revenue is the number of subscribers. Due to the relatively small amount of revenue currently contributed by each of these products, the Company submits that further disclosure of key drivers of its Vacation Rentals and Business Listings revenue would not be material to an investor. The Company intends to monitor the growth of each of these products and regularly evaluate whether to provide additional disclosure in its future filings related to key drivers of these products.

Adjusted EBITDA, page 42

Comment No. 8

We note that you reconcile adjusted EBITDA to operating income in your Form 10-K and in your earnings releases furnished on Form 8-K. Since you present adjusted EBITDA as a performance measure, please confirm that you will revise your presentation of this measure to be reconciled to net income in future filings. In this regard, we believe that operating income would not be considered the most directly comparable because EBIT and EBITDA make adjustment for items that are not included in operating income. We refer you to Question 103.02 of our Compliance and Disclosure Interpretations available at http://sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

RESPONSE: In its future filings, the Company intends to reconcile Adjusted EBITDA in its public filings, including its Form 10-K, Form 10-Q and earnings releases furnished on Form 8-K, to net income.

United States Securities and Exchange Commission

Division of Corporation Finance

Attn: Kathleen Collins

May 13, 2013

Item 8. Consolidated and Combined Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm, page 63

Comment No. 9

We note that the first paragraph of the audit report does not refer to the Consolidated and Combined Statements of Operations on page 64. Please amend your Form 10-K to include an opinion that references all of the audited financial statements. Refer to AU Section 508.08.

RESPONSE: In Amendment No. 1 to the Company’s Annual Report on Form 10-K, which was filed on April 30, 2013, the Company has filed the corrected reports of its independent registered public accounting firm on pages 63 and 110, which inadvertently omitted the reference to the Company’s consolidated and combined statements of operations.

*    *    *

If you require additional information, please telephone the undersigned at (617) 570-1021.

Sincerely,

/s/ Michael J. Minahan, Esq. Michael J. Minahan, Esq.

cc:	Julie M.B. Bradley, Chief Financial Officer, TripAdvisor, Inc.
Seth Kalvert, SVP and General Counsel, TripAdvisor, Inc.
Qing Nian, Esq., Goodwin Procter LLP

Exhibit A

Comment No. 1

In response to Comment No. 1, the Company intends to revise the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as follows:

Key Drivers of Click-Based Advertising Revenue

For the three months ended March 31, 2013 and 2012, 78% and 79%, respectively, of our total revenue came from our core cost-per-click, or CPC, based lead generation product. The key drivers of our click-based advertising revenue include the growth in monthly unique hotel shoppers and revenue per hotel shopper.

•

Hotel shoppers: Total traffic growth, or growth in monthly visits from unique IP addresses is reflective of our overall brand growth. We track and analyze sub-segments of traffic and their correlation to revenue generation and utilize hotel shoppers as an indicator of revenue growth. We use the term “hotel shoppers” to refer to users who view a listing of hotels in a city or visitors who view a specific hotel page. Hotel shoppers tend to be seasonal and also tend to vary based on general economic conditions. Our number of hotel shoppers increased 41% and 35% for the three months ended March 31, 2013 and 2012, respectively, according to our log files.

•

Revenue per hotel shopper: Revenue per hotel shopper is a metric we use to analyze how effectively we are able to monetize hotel shoppers based on a combination of user conversion and pricing. User conversion is a measure of how many hotel shoppers ultimately click on a CPC link that generates revenue for us. User conversion on our site is primarily driven by three factors: merchandising, commerce coverage and choice. We think of merchandising as the number and location of ads that are available on a page; commerce coverage is whether we have a client who can take an online booking for a particular property; and choice is the number of clients available for any given property, allowing the user to shop for the best price. Pricing is the effective cost-per-click that online travel agencies and hoteliers are willing to pay us for a lead. Revenue per hotel shopper decreased 10% and 7% for the three months ended March 31, 2013 and 2012, respectively.

In summary, our CPC revenue depends on the number of hotel shoppers that are interested in a property, whether there is a commerce link available for that hotel shopper to click on for that property, whether there are several commerce choices available for that property so the hotel shopper can shop around and what our customers are willing to pay us for the lead.

Results of Operations Discussion

Revenue

We derive substantially all of our revenue through the sale of advertising, primarily through click-based advertising and, to a lesser extent, display-based advertising. In addition, we earn revenue through a combination of subscription-based offerings related to our Business Listings and Vacation Rentals products, transaction revenue from selling room nights on our transactional sites, including SniqueAway and Tingo, and other revenue including content licensing.

	Three Months Ended March 31,		% Change
	2013	2012	2013 vs. 2012
	($ in millions)
Click-based advertising	$179	$145	24%
Display-based advertising	25	22	14%
Subscription, transaction and other	26	17	51%

Total revenue	$230	$184	25%

Revenue increased $46 million during the three months ended March 31, 2013 when compared to the same period in 2012, primarily due to an increase in click-based advertising revenue of $34 million. The primary driver of the increase in click-based advertising revenue was an increase in hotel shoppers of 41%, partially offset by lower revenue per hotel shopper of 10% primarily due to a combination of lower user conversion related to our current transition to hotel metasearch, growth in hotel shoppers on smartphones which have a lower monetization rate than desktops and tablets, and growth in emerging international markets that are currently monetizing at lower levels than our mature markets. We expect the lower user conversion trend to continue as we fully transition to hotel metasearch, which we anticipate, will negatively impact revenue growth over the balance of the year. Display-based advertising increased by $3 million primarily as a result of a 10% increase in the number of impressions during the three months ended March 31, 2013 when compared to the same period in 2012. Subscription, transaction and other revenue increased by $9 million in the three months ended March 31, 2013 primarily due to growth in Business Listings.

Comment No. 3

In response to Comment No. 3, the Company intends to revise the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as follows:

Key Drivers of Display-Based Advertising Revenue

For the three months ended March 31, 2013 and 2012, 11% and 12%, respectively, of our total revenue came from our display-based advertising product. The key drivers of our display-based advertising revenue include the growth in number of impressions, or the number of times an ad is displayed on our site, and the cost per thousand impressions, or CPM (or pricing). Our number of impressions increased 10% and 21% for the three months ended March 31, 2013 and 2012, respectively, while pricing increased 2% during both periods.

Comment No. 4

In response to Comment No. 4, the Company intends to revise the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as follows:

Results of Operations Discussion

The following table presents our revenue by geographic region which reflects how we measure our business internally. Revenue by geography is based on the location of our websites:

	Three months ended March 31,
	2013	2012	% Change
	($ in millions)
Revenue by geographic region:
North America (1)	$122	$101	21%
EMEA (2)	71	59	21%
APAC (3)	27	17	60%
LATAM (4)	10	7	37%

Total	$230	$184	25%

(1)	United States and Canada*
(2)	Europe, Middle East and Africa
(3)	Asia-Pacific
(4)	Latin America

*	Included in international revenue for discussion purposes.

International revenue increased $27 million or 31% during the three months ended March 31, 2013 compared to 2012. International revenue represented 50% and 48% of total revenue during the three months ended March 31, 2013 and 2012, respectively. The increase in international revenue, in absolute dollars and as a percentage of total revenue, is primarily due to additional investment in international expansion and growth in international hotel shoppers.

Comment No. 5

In response to Comment No. 5, the Company intends to revise the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as follows:

Key Growth Areas

Mobile. Mobile is an investment area that is geared towards creating a more complete user experience by reinforcing the TripAdvisor brand when users are in-market. In the quarter ended March 31, 2013, we saw strong mobile user uptake, as aggregate downloads of our TripAdvisor, City Guides, and SeatGuru apps more than doubled to nearly 36 million and its average monthly unique users on mobile devices grew 300% year over year from 15.5 million to 62.2 million according to company logs. We believe that travelers will increasingly use mobile devices, including smartphones and tablets, to conduct travel research and planning.

Current Trends Affecting Our Business

Increasing Mobile Usage. Consumers are increasingly using smartphone and tablet computing devices to access the Internet. To address these demands, we continue to extend the platform to develop smartphone and tablet applications to allow greater access to our travel information and resources. Although the substantial majority of our smartphone users also access and engage with our websites on personal computers and tablets where we display advertising, our users could decide to increasingly access our products primarily through smartphone devices. Historically we have not displayed graphic advertising on smartphones and our smartphone monetization strategies are still developing, as smartphone monetization was less than 20% of desktop monetization of hotel shoppers during the three months ended March 31, 2013, while tablets monetize more closely to desktops. Improvement of our mobile offerings is a key company priority which we believe is necessary to help us maintain and grow our user base and engagement over the long term and we will continue to invest and innovate in this growing platform.